
January 21, 2022

Adam D. Portnoy
President and Chief Executive Officer
RMR Group Inc.
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re: RMR Group Inc.**
> **Registration Statement on Form S-3**
> **Filed January 12, 2022**
> **File No. 333-262124**

Dear Mr. Portnoy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services